**Mail Stop 4561**

September 5, 2006

Mr. James Budge
Executive Vice President and
Chief Financial Officer
Macrovision Corporation
2830 De La Cruz Boulevard
Santa Clara, CA 95050

>        **Re:    Macrovision Corporation**
>                **Form 10-K for the Fiscal Year Ended December 31, 2005**
>                **Filed March 2, 2006**
>                **Forms 8-K Filed February 15, 2006, May 2, 2006,**
>                **June 28, 2006 and August 1, 2006**
>                **File No. 000-22023**

Dear Mr. Budge:

We have reviewed your response to our letter dated July 19, 2006 in connection with our review of the above referenced filings and have the following comments.  Please note that we have limited our review to the matters addressed in the comments below.  We may ask you to provide us with supplemental information so we may better understand your disclosure.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Forms 8-K filed February 15, 2006, May 2, 2006 and August 1, 2006</u>

1.      Please refer to comment 5 in our letter dated July 19, 2006.  We have reviewed your response, including Attachment A, and note the reference to "core" operating costs and performance.  Explain what you mean by "core" operating costs and performance.  In this regard, explain why excluding certain charges

(e.g. equity based compensation, amortization of intangibles from acquisitions) is indicative of the Company's "core" operating costs and performance. If you intend to use this terminology in your future Forms 8-K, ensure that it is adequately defined and explain how you determined that the excluded items were representative of your "core" operating costs and performance.

2.    Please refer to comment 6 in our letter dated July 19, 2006. We note in your response that you revised your disclosure to take account of our prior comment as reflected in your Attachment A. However, in reviewing this attachment and your 8-K filed on August 1, 2006, it does not appear that our prior comment was taken into account. We have reviewed your response concerning the non-GAAP operating statement columnar format and we continue to have the concerns previously expressed over how investors might view that information due to the format in which it's been presented. Consequently, we believe it should be removed.

\* \* \* \* \*

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406, Thomas Ferraro at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


Kathleen Collins
Accounting Branch Chief